SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of an unofficial translation from Hebrew of the Company's immediate report as filed with the Israeli Securities Authority on December 19, 2010.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: December 20, 2010


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

                      [UNOFFICIAL TRANSLATION FROM HEBREW]

                                   TEFRON LTD.
                                 ("THE COMPANY")

                                                               December 19, 2010

TO                                    TO
THE SECURITIES AUTHORITY              THE TEL-AVIV SECURITIES EXCHANGE
www.isa.gov.il

                              RE: IMMEDIATE REPORT

Further to the Company's Immediate Report of December 8, 2010 concerning correspondence between counsel for Mr. Danny Magen, a shareholder in the Company, the Company and Mivtach Shamir Holdings Ltd. (hereinafter: "MIVTACH SHAMIR") (reference number: 2010-01-711294) concerning arguments raised by counsel for Mr. Magen about the Company's engagements set forth in the Company's Immediate Report of November 29, 2010 (hereinafter: the "TRANSACTION"), the Company wishes to update as follows:

On December 19, 2010, a letter was delivered to the Company by counsel for Mr. Magen in which he raises various arguments against the Company, inter alia concerning a coordination of positions between the Company and Mivtach Shamir and concerning the Company's conduct with regard to Mr. Magen's demand to obtain various documents in connection with the Transaction pursuant to the provisions of Section 185(a)(1) of the Companies Law, 5799-1999. Counsel for Mr. Magen also forwarded the Company a copy of his letter of December 17, 2010 to counsel for Mivtach Shamir in which counsel for Mivtach Shamir was requested to confirm by no later than December 20, 2010 that the rights of Mivtach Shamir to be allotted 619,047 shares of the Company in return for 1.3 million dollars, had been duly assigned to Mr. Magen. It was further noted in counsel for Mr. Magen's letter to counsel for Mivtach Shamir that in the absence of such confirmation, Mr. Magen would be compelled to initiate legal action.

The Company rejects the claims made in the letter from counsel for Mr. Magen against the Company. As counsel for Mr. Magen was advised in the past by counsel for the Company, the Company will provide the documents for his perusal under the law. As of the date of the publication of this Immediate Report, the Company has yet to receive Mivtach Shamir's position with regard to the aforesaid letter from counsel for Mr. Magen. At the same time, in light of Mivtach Shamir's position in its letter of December 8, 2010 (reference number: 2010-01-711294), to the Company's best understanding, no change has taken place in the terms of the Transaction or the identity of the parties thereto, as described in the Company's Immediate Report of November 29, 2010.


                                           YOURS FAITHFULLY,

                                 ERAN ROTEM, CHIEF FINANCIAL OFFICER
                                              TEFRON LTD.